Ameristar Casinos, Inc.
3773 Howard Hughes Parkway, Suite 490S
Las Vegas, Nevada
(702) 567-7000
January 19, 2010
VIA EDGAR
Ms. Amanda Ravitz
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Ameristar Casinos, Inc. Registration Statement on Form S-4 (File No. 333-163578)
Dear Ms. Ravitz:
     This letter is sent on behalf of Ameristar Casinos, Inc. (the “Company”), in connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the Company’s proposed offer to exchange (the “Exchange Offer”) up to $650,000,000 aggregate principal amount of its new 9 1/4% Senior Notes due 2014 (the “New Notes”) for a like principal amount of its outstanding 9 1/4% Senior Notes due 2014 (the “Outstanding Notes”).
     The Company is registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-action letter available May 13, 1988, Morgan Stanley & Co., SEC No-action letter available June 5, 1991, and Shearman & Sterling, SEC No-action letter available July 2, 1993. The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any person using the Exchange Offer to participate in a distribution of the New Notes to be received in the Exchange Offer (1) cannot rely on the Staff’s position enunciated in the Exxon Capital SEC No-action letter or similar letters of the Staff and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.
     The Company will include in the transmittal letter or similar documentation to be executed by an Exchange Offer offeree in order to participate in the Exchange Offer the following provision:
If the Exchange Offer offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, it must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
     Please do not hesitate to contact the undersigned at (702) 567-7048 with any questions or comments concerning this letter.
[Signature page follows]

Very truly yours,
/s/ Peter C. Walsh
Peter C. Walsh
Senior Vice President and General Counsel
cc: Jonathan K. Layne, Gibson, Dunn & Crutcher LLP
Ameristar Exxon Capital Letter